Exhibit 99.1

Genius Group Appoints Mark R. Basile, Toxic Debt Specialist,

as Special Counsel to join its Legal Team

SINGAPORE, March 6, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces that it has retained attorney Mark R. Basile and his toxic debt litigation firm, The Basile Law Firm P.C., to act as Special Counsel to its legal team in the Company’s complaint filed in the United States District Court Southern District of New York, Case Number 1:23-cv-01639 against Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, Ayrton Capital, LLC and Waqas Khatri (“The Parties”).

This lawsuit was filed by Warshaw Burstein LLP of New York and Christian Levine Law Group LLC of Texas, two firms that possess extensive experience and achieved considerable success in litigating stock manipulation cases.

Mr. Basile, a former law professor, has been battling convertible toxic debt for the last 7 years. In 2021, his firm secured a landmark decision against a toxic lender (Adar Bays) that has set the standard to save hundreds of public companies’ tens of millions of dollars. Since that decision, his firm has vacated several federal trial court judgments and consequently many of the toxic lenders have not filed suits against public companies in the last 18 months.

His firm is also pursuing several RICO actions at present against known toxic lenders for the collection of unlawful debt and as a result of his actions the Southern District of New York recently denied a toxic lender’s motion to dismiss RICO claims. The firm has also published articles and advice for companies that believe they may be victims of toxic debt, counterfeit shares and market manipulation, a summary of which can be found at: https://www.thebasilelawfirm.com/blog

Roger Hamilton, CEO of Genius Group, said “We are pleased to welcome Mr. Basile to our legal team. Mr. Basile understands how toxic loans negatively affect retail shareholders and will be assisting our counsel in this and other litigation we plan.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com